November 17, 2015

VIA EDGAR
Jennifer Monick
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:     Altisource Residential Corporation
Form 10-K for fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 001-35657

Dear Ms. Monick:

Altisource Residential Corporation (the “Company”), hereby provides this letter in response to the additional comment (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of November 3, 2015 (the “Comment Letter”) in connection with the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) following the Staff’s receipt and review of the Company’s previous October 9, 2015 response letter.

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, the Company has restated the Comment in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Form 10-K.

Note 2. Summary of significant accounting policies

Residential properties, page F-12

1.
We note your response to comment four and that you update the fair value estimate of each property at least every 180 days by obtaining a new BPO. Upon acquisition of real estate, please tell us if there are situations where you do not have an earlier BPO to use for comparison and tell us how often these situations have occurred. To the extent this situation does occur, please revise your disclosure to address how you validate the brokers’ valuation of real estate. Please provide an example of your proposed disclosure, if applicable.

Response: In response to the Staff’s comment, the Company advises the Staff that, in almost all situations in which we have converted non-performing mortgage loans into REO, the Company has an earlier BPO from the seller of the loans to compare to a new BPO at or shortly following conversion to REO. There is only a handful of situations (less than 1-2%)

Altisource Residential Corporation, 36C Strand Street, Christiansted, USVI 00820 www.altisourceresi.com

Jennifer Monick
Securities and Exchange Commission
November 17, 2015

in which the conversion to REO so closely follows our acquisition of the non-performing loan that we rely only on the seller BPO provided at the time of the acquisition. Therefore, in almost all situations, we have at least one prior BPO to compare to the valuation at the time of conversion.

As a result, the Company does not believe that additional disclosure is required in response to this Comment.

***************

The Company hereby acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the form 10-K;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned or Robin N. Lowe, the Company’s Chief Financial Officer, at (345) 815-9919 if you have any questions or need additional information.

Sincerely,

/s/ Stephen H. Gray

Stephen H. Gray
General Counsel and Secretary

cc:
Robin N. Lowe
Altisource Asset Management Corporation
36C Strand Street
Christiansted, United States Virgin Islands 00820

Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Jennifer Monick
Securities and Exchange Commission
November 17, 2015

Sara von Althann
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Sonia Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010